UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sigma Designs, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share
(Title of Class of Securities)

826565103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thinh Q. Tran
President and Chief Executive Officer
Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035
(408) 262-9003
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304
(650) 233-4500
________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,718,191	$264

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer. These options have a value of $4,718,191 calculated using the Black-Scholes method as of May 18, 2009.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.       Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated August 24, 2009, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.       Subject Company Information.

(a)           Name and Address. The issuer is Sigma Designs, Inc., a California corporation (Sigma). Sigma’s principal executive offices are located at 1778 McCarthy Blvd., Milpitas, California 95035 and the telephone number of our principal executive offices is  (408) 262-9003.  All references to “Sigma,” “our company,” “our,” “we” and “us” refer to Sigma Designs, Inc. and our subsidiaries, provided that references to our common stock or the issuer of the Eligible Options or replacement options refer to Sigma Designs, Inc. only and not to any of our subsidiaries.

(b)           Securities. This Tender Offer Statement on Schedule TO relates to an offer by Sigma to eligible employees to exchange some or all of their outstanding stock options (Eligible Options) to purchase shares of Sigma common stock, no par value, granted under the Sigma Designs, Inc. 2001 Stock Incentive Plan (2001 Plan) for new replacement options to be granted under the 2001 Plan. This exchange offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), and in the related Election Form, attached hereto as Exhibit (a)(1)(C).

This exchange offer is being made to certain of our employees who, as of August 24, 2009, the date we commenced this exchange offer, provide services to us and hold Eligible Options. These employees are collectively referred to as the “Eligible Individuals.” To remain eligible to tender Eligible Options for exchange and cancellation, and receive the replacement options, the Eligible Individuals must remain an Eligible Individual and must not have received nor have given a notice of termination prior to the date that this exchange offer expires.  Additionally, an Eligible Individual who surrenders his or her Eligible Options for exchange must also continue providing services through the date that we grant the replacement options in order to receive the replacement options.

The actual number of replacement options to be issued in the exchange offer will depend on the number of Eligible Options tendered by eligible employees and accepted for exchange and cancelled.  The information set forth in the exchange offer in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Eligible Options; Number of Replacement Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 9 (“Source and Amount of Consideration; Terms of the Replacement Options ”) is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the exchange offer under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the exchange offer under Appendix A (“Information About the Directors and Executive Officers of Sigma Designs, Inc.”) is incorporated herein by reference. Sigma is both the filing person and the subject company.

Item 4.       Terms of the Transaction.

(a)           Material Terms. The information set forth in the exchange offer in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Eligible Options; Number of Replacement Options; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of the Replacement Options”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Individuals Located and/or Subject to Tax Outside the U.S.”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b)           Purchases. The information set forth in the exchange offer under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the exchange offer under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.  The 2001 Plan and form of stock option agreement included with the exchange offer attached hereto as Exhibit (d)(1) also contains information regarding our securities.

Item 6.       Purposes of the Transaction and Plans or Proposals.

(a)           Purposes. The information set forth in the exchange offer under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)           Use of Securities Acquired. The information set forth in the exchange offer under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)           Plans. The information set forth in the exchange offer under Part III, Section 10 (“Information Concerning Sigma Designs, Inc.”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 7.       Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information set forth in the exchange offer under Part III, Section 9 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)           Conditions. The information set forth in the exchange offer under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)           Borrowed Funds. Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the exchange offer under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of Sigma Designs, Inc.”) is incorporated herein by reference.

(b)           Securities Transactions. The information set forth in the exchange offer under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.     Financial Statements.

(a)           Financial Information. The information set forth in the exchange offer under Part III, Section 10 (“Information Concerning Sigma Designs, Inc.”) and Section 18 (“Additional Information”), the information set forth in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as amended on Form 10-K/A for the fiscal year ended January 31, 2009 and in our Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2009, is incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

(c)           Summary Information. The information set forth in the exchange offer under Part III, Section 10 (“Information Concerning Sigma Designs, Inc.”) is incorporated herein by reference.

Item 11.      Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the exchange offer under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Other Material Information. The information set forth in the exchange offer under Part III, Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

Item 12.      Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated August 24, 2009.

(a)(1)(B)	Form of Communication from Chief Financial Officer to All Eligible Option Holders, dated August 24, 2009.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal.

(a)(1)(E)	Form of Confirmation of Receipt of Election Form.

(a)(1)(F)	Form of Confirmation Receipt of Notice of Withdrawal.

(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.

(a)(1)(H)	Form of Communication to Eligible Option Holders Rejecting their Election Form.

(a)(1)(I)	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.

(a)(1)(J)	Form of Reminder of Expiration of Option Exchange Offer.

(a)(1)(K)	Form of Stock Option Agreement.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Sigma Designs, Inc. 2001 Stock Incentive Plan (Incorporated by reference to exhibit filed with the Company’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.)

(g)	Not applicable.

(h)	Not applicable.

Item 13.       Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sigma Designs, Inc. By: /s/ Thinh Q. Tran Name: Thinh Q. Tran Title: President and Chief Executive Officer Date: August 24, 2009

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated August 24, 2009.

(a)(1)(B)	Form of Communication from Chief Financial Officer to All Eligible Option Holders, dated August 24, 2009.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal.

(a)(1)(E)	Form of Confirmation of Receipt of Election Form.

(a)(1)(F)	Form of Confirmation Receipt of Notice of Withdrawal.

(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.

(a)(1)(H)	Form of Communication to Eligible Option Holders Rejecting their Election Form.

(a)(1)(I)	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.

(a)(1)(J)	Form of Reminder of Expiration of Option Exchange Offer.

(a)(1)(K)	Form of Stock Option Agreement.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Sigma Designs, Inc. 2001 Stock Incentive Plan (Incorporated by reference to exhibit filed with the Company’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.)

(g)	Not applicable.

(h)	Not applicable.